June 24, 2020

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alan Campbell and Joe McCann

Re:	iTeos Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted May 22, 2020
File No. 377-03186

Dear Mr. Campbell and Mr. McCann:

This letter is submitted on behalf of iTeos Therapeutics, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on May 22, 2020 (the “Draft Registration Statement”), as set forth in the Staff’s letter, dated June 18, 2020, addressed to Michel Detheux (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is publicly filing its Registration Statement on Form S-1 (the “Registration Statement”) together with this response letter. The Registration Statement also contains certain additional updates and revisions.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and the Registration Statement (marked to show changes from the Draft Registration Statement).

Draft Registration Statement on Form S-1

EOS-448, our FcgR-engaging anti-TIGIT antibody, page 5

1.	We note your statement that in your preclinical studies, EOS-448 had superior binding to TIGIT and functional potency compared to a number of anti-TIGIT antibody equivalents. In

United States Securities and Exchange Commission

June 24, 2020

your preclinical assay descriptions on page 135 of the document, you state that EOS- 448 had a higher binding affinity for CD8+ T cells, but you do not discuss other cells where TIGIT may be expressed such as NK cells or Tregs. In addition, the figure on the left accompanying the study appears to show that all of the product candidates tested had extremely similar results. Please update your disclosure to (i) state that your findings are based on CD8+ T cells only and do not include other immune cells where TIGIT is expressed and (ii) explain how the figures in the graphic support your assertion that EOS-448 has superior binding affinity. Further, we note that your description of the studies on page 135 shows that EOS-448 had higher immune cell activation as determined using an IL-2 promoter-dependent functional assay, rather than “functional potency.” Please update your disclosure in the summary section and on page 117 to reflect the terminology used in the descriptions of the study.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 4, 5, 114, 132, 133 and 134 of the Registration Statement.

2.

Please balance your discussion of the preliminary clinical trial results to clarify whether these results are statistically significant and whether the trial is designed to assess efficacy, including whether you have pre-established endpoints for measuring evidence of clinical benefit.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 129] of the Registration Statement to discuss the trial design and endpoints for its Phase 1/2a clinical trial of EOS-850. The Company respectfully submits that the trial design for EOS-448 and primary endpoints are disclosed on pages 140 and 141. Additional data is not available at this time for EOS-448 that would enable the Company to comment on its statistical significance.

Implications of being an emerging growth company and a smaller reporting company, page 8

3.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully advises the Staff that it will make available to the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act and further advises the Staff that it will collect copies of any such materials from potential investors.

Capitalization, page 89

4.	Please disclose the nature of the pro forma adjustment for the filing and effectiveness of your second amended and restated certificate of incorporation upon the completion of this offering.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 87 of the Registration Statement to clarify that on a pro forma and pro forma as adjusted basis giving effect to the filing and effectiveness of the Company’s amended and restated certificate of incorporation, which will occur upon the completion of the offering, there will be no shares of redeemable convertible preferred stock authorized, issued or outstanding and that there will be a new series of preferred stock authorized in an amount to be determined at a later date, none of which will be issued or outstanding.

United States Securities and Exchange Commission

June 24, 2020

Business

Strategy, page 118

5.

We note your statement that EOS-850 is a potentially “best-in-class” A2aR antagonist. This term suggests that EOS-850 is effective and likely to be approved, particularly given your claims concerning specificity, potency and continuous target coverage. Please delete this reference. If your use of this term was intended to convey your belief that EOS-850 is further along in the development process, you may discuss that you are not aware of competing products that are further along in the development process. Statements such as these should be accompanied by cautionary language that the statements are not intended to give any indication that EOS-850 has been proven effective or that it will receive regulatory approval.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 115 of the Registration Statement.

Phase 1 clinical trial results, page 130

6.

We note your disclosure in this section references “response” and “stable disease” as defined by RECIST 1.1 and that the accompanying table includes the terms “complete response”, “partial response”, “stable disease” and “progressive disease.” Please expand your disclosure to briefly define each of these terms in your document.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 127 of the Registration Statement.

Collaborations and licenses, page 145

7.

Please disclose whether any of the exercised licenses under the Adimab agreement have been used to create any of your product candidates discussed in the prospectus, and would therefore be covered by the milestone and royalty payment provisions. Please also disclose the aggregate amount of all payments made under the Adimab agreement to date.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 95, 96, 142, 143, F-22 and F-46 of the Registration Statement.

Intellectual Property, page 148

8.	Please disclose the full name of each jurisdiction where your patent families are pending. Please also define the term “PCT.”

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 145 and 146 of the Registration Statement.

Certain relationships and related person transactions Royalty transfer agreement, page 191

9.	We note your disclosure that iTeos Belgium SA will pay “a certain percentage of its net sales”

United States Securities and Exchange Commission

June 24, 2020

on any product developed or owned by you. Please quantify the royalty rate, or disclose a range no greater than 10 percentage points per tier. Please also clarify whether this provision would apply to net sales by your company as a whole, or only to sales made by iTeos Belgium SA.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 190, F-34 and F-52 of the Registration Statement.

If you should have any questions regarding the enclosed matters, please contact the undersigned at (617) 570-1955.

Sincerely,

/s/ Danielle Lauzon
Danielle Lauzon, Esq.

cc:	Michel Detheux, iTeos Therapeutics, Inc.

Mitchell S. Bloom, Esq., Goodwin Procter LLP

Divakar Gupta, Cooley LLP

Richard Segal, Cooley LLP

Brent B. Siler, Cooley LLP

Madison A. Jones, Cooley LLP